SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of October, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON OCTOBER 17, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22º floor, São Paulo, State of São Paulo, at 10.00 a.m.

CHAIRMAN: Roberto Konder Bornhausen

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

1. The Board of Directors, in accordance with the terms proposed by the Board of Officers on October 06th, 2006, approves the proposal of payment of interest on capital stock referred to the third quarter of 2006 to the shareholders of the Company, on the following amounts:

(i)	The gross amount of R$0.0337633 for each common share and of R$0.0337633 for each preferred share; and

(ii)	The net amount of R$0.0286988 for each common share and of R$0.0286988 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. The payment of the referred interest will be effected in the form of the item 4 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of § 7th of the 9th article of the Federal Law N. 9,249/95 and of the caput of article 36 of the By-Laws of the Company.

3. Since the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) approved a similar proposal to the one approved on the item 1 above on the Meeting of the Board of Directors held today, the bearer of Shares Deposit Certificates (“Units”), each of which representing one preferred share issued by the Company and one preferred share issued by Unibanco, will be entitled to receive interest on the capital stock referred to the total amount paid to the shares for it represented, in the form below:

(i)	The gross amount of R$0.0764692 for each Unit; and

(ii)	The net amount of R$0.0649988 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. Finally, the payment of the approved interest will occur on October 31st, 2006 and shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and North-American markets, from October 18th, 2006 on. The date of October 20th, 2006 will considered as “Record Date” in order to comply with the Company’s obligations under Global Depositary Shares (“GDS”) program maintained by the Company in the United States America. Each GDS traded in the New York Stock Market (NYSE: UBB) corresponds to Units.

São Paulo, October 17th, 2006. (aa) Israel Vainboim, Roberto Konder Bornhausen, Tomas Tomislav A. Zinner, and Guilherme Affonso Ferreira. The present is an identical copy of the registered in the Minutes Book of the Company.

São Paulo, October 17th, 2006.

______________________________

______________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 18, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.